

Mail Stop 7010

April 25, 2007

Mr. Jon C. Biro
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, Texas 77057

> **RE: ICO, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed December 14, 2006**
> **File # 1-8327**

Dear Mr. Biro:

We have reviewed your response letter dated March 28, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended September 30, 2006

Note 16 – Commitments and Contingencies, page F-25

1. Based on your response to our prior comment five, it remains unclear to us whether you believe that the liability related to the MSC Superfund site could have a material adverse effect on your results of operations. In this regard, your response addresses the expected impact on your financial condition, but it does not address the expected impact on your results of operations. If you do not expect this liability to have a material adverse effect on either your financial condition *or your results of operations*, please confirm this to us and disclose a statement to this effect in future filings. Alternatively, if you believe that it is at least reasonably possible that the resolution of this matter could have a material adverse effect on your results of operations, it would remain unclear to us how you concluded that additional disclosures were not required under SFAS 5, SOP 94-6, SOP 96-1, and SAB Topic 5Y.

Form 10-Q for the quarterly period ended December 31, 2006
Note 3. Earnings per Share, page 8

2. We have reviewed your response to our prior comment eight. Your calculation of diluted earnings per share does not appear to include shares related to the portion of your Preferred Stock that was not redeemed. We therefore assume that you concluded that the unredeemed Preferred Stock was antidilutive during the three months ended December 31, 2006. Please explain your conclusion to us in more detail. Reference paragraph 27 of FAS 128 and EITF Topic D-53.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Senior Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief